

fred ruopp · 3rd

Chairman

Los Angeles, California, United States · **Contact info**

82 connections



Chelsea Management

Experience



Chairman

Chelsea Management

Apr 2018 – Present · 3 yrs 9 mos



CEO

chelsea management

1971 – 2013 · 42 yrs